                                                           OMB APPROVAL
--------                                           -----------------------------
 FORM 3                                            OMB Number:         3235-0104
--------                                           Expires:    September 30,1998
                                                   Estimated average burden
                                                   hours per response .......0.5
                                                   -----------------------------


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Fitzpatrick, John C.                      Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)              Redding Bancorp                    (Month/Day/Year)
     (Last)     (First)     (Middle)          2/2/99                    ----------------------------------
c/o Redding Bancorp 1951 Churn Creek Road  ----------------------------  5. Relationship of Reporting        -----------------------
-----------------------------------------  3. IRS or Social Security          Person to Issuer               7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
Redding, CA 96002                             Person (Voluntary)           X   Director          10% Owner      applicable line)
--------------------------------------                                   -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                    Common Stock                  119,010(1)                         I                By Pepsi Cola Bottling Company
------------------------------------------------------------------------------------------------------------------------------------
                    Common Stock                   51,660(2)                         I                By Pepsi Profit Sharing Plan
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see instruction 5(b)(v).                                    SEC 1473 (7-96)



FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

------------------------------------------------------------------------------------------------------------------------------------
  Stock Option (right to buy)      *       4/22/08     Common Stock       37,500       $9.07          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


(1) The reported shares are held by Pepsi Bottling Company of Northern California, a California limited partnership. John C. Fitzpatrick is chief executive officer of Carbonated Industries, Inc., the general partner of Pepsi Bottling Company of Northern California.

(2) The reported shares are held by Pepsi Profit Sharing Plan. John C.
Fitzpatrick is a participant in the Pepsi Profit Sharing Plan. Mr. Fitzpatrick disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

The filing of this statement shall not be deemed an admission that the filing person is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended or otherwise, the beneficial owner of any equity securities covered by this statement.

* The option becomes exercisable as to 20% of the shares on 4/22/99 and vests in increments of 20% of the shares annually thereafter such that the option will be fully exercisable on 4/22/03.
                                                                                 /s/ John C. Fitzpatrick                1/29/99
**Intentional misstatements or omissions of facts constitute Federal Criminal   -------------------------------   ------------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        **Signature of Reporting Person          Date

Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (7-96)
